NOVATION AGREEMENT

This Novation Agreement (this “Agreement”) is hereby entered into by and among Wellington Management Company, LLP, a Massachusetts limited liability partnership (“WMC Massachusetts”), Wellington Management Company LLP, a Delaware limited liability partnership (“WMC Delaware”) and Harbor Capital Advisors, Inc. ( “Harbor”), as investment adviser to Harbor Funds on behalf of Harbor Mid Cap Growth Fund (the “Fund”).

WHEREAS, Harbor has retained WMC Massachusetts to provide investment management services pursuant to an Investment Advisory Agreement For Subadviser dated July 1, 2013 (the “Contract”).

WHEREAS, as part of a modernization of the corporate structure of the Wellington Management group of companies (the “Transaction”), WMC Delaware intends to assume all of the rights, benefits, duties and obligations of WMC Massachusetts under the Contract on or about January 1, 2015.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Novation and Acceptance. Subject to the terms and conditions contained herein and the completion of the Transaction, Harbor and WMC Massachusetts hereby effect the novation of the Contract (the “Novation”) to substitute WMC Delaware for WMC Massachusetts for all purposes of the Contract. Harbor hereby consents to such Novation and hereby releases WMC Massachusetts from all of its duties and obligations under the Contract, and WMC Delaware hereby accepts the Novation and assumes all rights, benefits, duties and obligations of WMC Massachusetts under the Contract, including, in each case, obligations arising prior to the Effective Time (as defined below).

2. Term. The term of this Novation shall be the period commencing as of the close of business on the date of completion of the Transaction (the “Effective Time”) and ending on the termination of the Contract. WMC Delaware will provide written notice to Harbor of the Effective Time promptly after the Transaction is completed.

3. Amendment of the Contract. The parties agree that the Contract shall not be amended as a result of the novation, save that on and from the Effective Time all references in the Contract to WMC Massachusetts shall be interpreted as references to WMC Delaware.

4. Successors and Assigns. This Agreement shall bind and inure to the benefit of each of the parties hereto and their respective successors and assigns.

5. Amendments. This Agreement may not be amended except by a written instrument signed by each of the parties hereto.

6. Governing Law. This Agreement shall be construed by and governed in accordance with the laws of the same jurisdiction that governs the Contract.

7. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Novation to be executed as of December 1, 2014.

Wellington Management Company, LLP
(a Massachusetts LLP)

By:

Name:	David k. Eikenberry
Title:	Senior Vice President

Wellington Management Company LLP
(a Delaware LLP)

By:

Name:	David k. Eikenberry
Title:	Senior Vice President

Harbor Capital Advisors, Inc., as investment adviser to Harbor Funds on behalf of the Fund

By:

Name:	David G. Van Hooser
Title:	Chairman & Chief Executive Officer

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